

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Via E-mail
Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

> **Re:** **Reven Housing REIT, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on March 16, 2015**
> **File No. 000-54165**

Dear Mr. Carpenter:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K filed March 16, 2015

1. We note that you intend to file restated financial statements. Please tell us how, and when, you will file such amended financial statements.

2. In light of the non-reliance on previously issued financial statements, please tell us what consideration you have given to the conclusions indicating that you had effective internal control over financial reporting at December 31, 2013 and effective disclosure controls and procedures at September 30, 2014 and December 31, 2013.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant